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                                                                       EXHIBIT 2

                    Filed by Bellwether Exploration Company
                 Pursuant to Rule 425 of the Securities Act of
                 1933 and deemed filed pursuant to Rule 14a-12
                     of the Securities Exchange Act of 1934
                Subject Company: Bellwether Exploration Company
                         Commission File No: 000-09498
   The following press release was made by Bellwether Exploration Company and
                             Bargo Energy Company:
      [BARGO ENERGY COMPANY LOGO] [BELLWETHER EXPLORATION COMPANY LOGO]
                                  NEWS RELEASE
                             FOR IMMEDIATE RELEASE
                                JANUARY 25, 2001
              Bargo Energy Company Bellwether Exploration Company
                700 Louisiana, Suite 3700 1331 Lamar, Suite 1455
                   Houston, Texas 77002 Houston, Texas 77010
                               CONTACT: CONTACT:
          JONATHAN CLARKSON - PRESIDENT DOUG MANNER - PRESIDENT & CEO
                 jclarkson@bargo.com mannerd@bellwetherexp.com
                        --------------------------------
                       (713) 236-9792     (713) 495-3010
                        --------------------------------

                       BELLWETHER EXPLORATION COMPANY TO
                          ACQUIRE BARGO ENERGY COMPANY
                        IN A STOCK AND CASH TRANSACTION

HOUSTON - Bellwether Exploration Company (NASDAQ:BELW) announced today it had reached an agreement to acquire Bargo Energy Company (OTC:BARG) in a cash and stock transaction which has been approved by each company's Board of Directors. Under the agreement, Bellwether will provide to Bargo common shareholders and option holders approximately $60 million in cash and $80 million in Bellwether stock for an implied consideration of $1.26 per fully diluted share. The number of shares will be determined by Bellwether's 20 day trading average 3 days prior to closing and will be subject to a price collar. On this basis, Bargo shareholders will receive at least 8.9 million Bellwether shares and no more than 11.4 million Bellwether shares. The transaction is structured to be tax free with respect to the Bellwether common stock issued to Bargo common shareholders. The transaction also includes the assumption of Bargo's liabilities and the redemption of Bargo's preferred stock for $50 million in cash plus accrued dividends. Based on projected year end 2000 numbers, the value of this acquisition is approximately $240 million. At Bellwether's January 24, 2001 closing price of $9.22, Bellwether shareholders would own approximately 62% of the combined company and Bargo shareholders would own approximately 38%. The new company will have a total pro forma market enterprise value of approximately $500 million. The Company anticipates arranging new credit facilities to provide funding for the merger. The companies expect to file a Form S-4 Registration Statement with the SEC during the first week of February, with shareholder meetings and subsequent closing to follow in early Spring 2001. A new name for the combined Company is being developed, and will be disclosed shortly. The Company will be headquartered in Houston, Texas.

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ON A PRO FORMA BASIS, THE COMBINATION IS ANTICIPATED TO:

- More than double Bellwether's proved reserve base to approximately 80 MMBOE (65% oil)

- Nearly double Bellwether's daily production exit rate to approximately 25 MBOE per day (60% oil)

-    Add quality reserves at an attractive cost of less than $5 per proved BOE

-    Be immediately accretive to both earnings and cash flow per share

-    Lengthen Bellwether's reserve life from approximately 6 to 9 years

-    Increase the percentage of operated properties from approximately 40% to
     50%

- Capture significant annual cost savings through the combination of the two companies

- Provide a platform for further consolidation in the combined company's key operating areas, which will be the Permian Basin and the onshore / offshore Gulf Coast regions

-    Strengthen Bellwether's executive management team

Further information concerning the proposed merger along with detailed operating and financial data from both companies will be included in the Form S-4 Registration Statement.

MANAGEMENT AND BOARD

Doug Manner, Bellwether's current President and Chief Executive Officer, will remain Chief Executive Officer and become the new Chairman of the Board. Jonathan Clarkson, the current President of Bargo, who has over 25 years of experience, both as a banker and financial executive in the independent energy sector, will become the Company's new President and Chief Financial Officer. The Company will restructure its Board to include four representatives from Bellwether and three from Bargo. J.P. Bryan and Tim J. Goff, the previous chairmen of Bellwether and Bargo, respectively, will retain seats on the new Board.

PRO FORMA SUMMARY OF CORE AREA PROPERTIES

-    Permian Basin (34% of reserves)

     -    Long-life production, primarily oil

     -    Mostly operated by majors or large independents

     -    Waterfloods with long-term CO2 potential for increased oil recovery

     -    New Mexico gas production with exploration potential

-    Gulf Coast (24% of reserves)

     -    Approximately 67% gas, 33% oil production

     -    Upside potential in structural and stratigraphic gas plays

     -    Upside oil potential in large field previously operated by a major

     -    Significant inventory of exploration and exploitation prospects

-    Gulf of Mexico (8% of reserves)

     -    High rate gas production

     -    Focus of Bellwether exploration program

-    East Texas (14% of reserves)

     -    Operated oil production, primarily from East Texas oil field

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     -    Properties purchased from Arco and Texaco

     -    Optimization potential on previous Texaco properties

- Ecuador (10% of reserves)

     -    Oil production with significant exploitation upside

     -    Exploration upside

Doug Manner commented, "This combination meets Bellwether's criteria of a strategic fit for the company. It significantly increases the Company's position in the Permian Basin and Gulf Coast area where Bellwether Exploration has historically achieved high rates of return, and it should enable the Company to capture additional opportunities as well as cost savings." Manner further stated, "The increased cash flow from the combination is expected to enable the Company to better fund its growing portfolio of development opportunities. We are obviously quite enthused about the potential value that will be created for our shareholders by the transaction. We are also quite pleased to welcome certain key Bargo Energy employees to the Company."

Jonathan Clarkson stated, "We expect the combined companies to provide the critical mass and offer the financial flexibility that will allow us to exploit a large inventory of exploitation and development projects. The stronger prospect inventory and technical talent will enable the combined companies to deliver enhanced shareholder return." He further added, "When I joined the Bargo team in 1999, the focus was on increasing value and liquidity for our shareholders by assembling and exploiting a large reserve base. This transaction with Bellwether, along with a successful divestiture program in the second half of 2000, fulfills our commitment to Bargo's shareholders by providing them with an immediate cash return on their investment, plus providing them with longer term upside potential with their continued ownership in the new company."

ADVISORS

Johnson Rice & Company, L.L.C. is serving as the financial advisor to Bellwether and provided a fairness opinion for this transaction to Bellwether. Lehman Brothers Inc. and J.P. Morgan Chase and Co. are serving as financial advisors to Bargo. J.P. Morgan Chase and Co. provided a fairness opinion to Bargo's Board of Directors.

TELECONFERENCE CALL

The new management team will hold a teleconference call Thursday, January 25, 2001 at 12:00 p.m. Eastern Daylight Time (EDT) to review the proposed transaction. If you would like to participate, please call (212) 896-6168 just prior to the start time. A replay of the teleconference call will be available for 48 hours after the finish of the call. The replay can be accessed by dialing toll-free (800) 633-8284 (for U.S.) and (800) 812-6440 (for International),
reservation No. 17717694. In addition, you may log on to the Bellwether Exploration website at www.bellwetherexp.com to listen to a replay of the teleconference via Webcast.

Bellwether Exploration Company is an independent oil and gas exploration and production company headquartered in Houston, Texas with oil and gas properties located in three core areas: the Gulf of Mexico both onshore and offshore, Southeast New Mexico/West Texas and Ecuador. Bargo Energy Company is a domestic oil and gas production, exploitation and acquisition firm headquartered in Houston, Texas with oil and gas properties located in the Permian Basin, Gulf Coast and East Texas.

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INVESTOR NOTICES

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Bellwether Exploration Company ("Bellwether") and Bargo Energy Company ("Bargo") will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Bellwether and Bargo with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Bellwether) may also be obtained for free from Bellwether by directing such request to: Bellwether Exploration Company, Bellwether Exploration Company, 1331 Lamar, Suite 1455, Houston, Texas 77010, Attention: Lance Weaver; telephone:
(713) 495-3061; e-mail: weaverl@bellwetherexp.com. The proxy statement/prospectus and such other documents (relating to Bargo) may also be obtained for free from Bargo by directing such request to: Bargo Energy Company, 700 Louisiana, Suite 3700, Houston, Texas 77002, Attention: Jerry Sears; telephone: (713) 236-9792; e-mail: jsears@bargo.com.

Bellwether, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Bellwether's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

Bargo, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

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